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	 				June 13, 2007


United States Securities and Exchange Commission
Division of Corporation Finance
Attn:  Rufus Decker, Accounting Branch Chief
Washington, D.C. 20549-7010

Dear Mr. Decker:

	We have reviewed your letter dated May 18, 2007 containing additional comments regarding Versar's Form 10-K for the fiscal year ended June 30, 2006 and Form 10-Q for the period ended March 30, 2007. We appreciate your comments and below address each point raised in your letter.

		FORM 10-K FOR THE YEAR ENDED JUNE 30, 2006
            ------------------------------------------

Notes to Financial Statements
-----------------------------

Note B. Business Segments, page F-11
------------------------------------

We note your response to prior comment 3. On a monthly basis profit and loss statements are prepared and provided to your CODM to evaluate your performance. The profit and loss statements provide detailed financial results for each division, which begins with revenue and ends with the net income (loss) before taxes line item. On a quarterly basis your CODM extracts the information from the profit and loss statements to prepare spreadsheets for the Board of Directors to summarize your financial performance. The spreadsheets given to the Board of Directors includes revenue and operating income for each division. Given the extensive amount of discrete financial information your CODM receives at the division level on a regular basis, we have difficulty overcoming the presumption that the CODM is using this information for making resource allocation decisions and assessing performance. In this regard, please further advise how you determined each of the divisions does not meet the definition of an operating segment pursuant to paragraph 10 of SFAS
131. If after further consideration you determine that these divisions do represent operating segments, please demonstrate how you determined it was appropriate to aggregate them into two reportable segments in accordance with paragraph 17 of SFAS 131.

RESPONSE:
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In fiscal year 2006, the CODM had two operating segment managers that reported to CODM directly.  They were Jerome Strauss, Sr. VP,
Infrastructure and Management Services (IMS business segment) and Paul Kendall, Sr. VP, National Security. (SFAS 131, paragraph 14).


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We believe that the IMS business segment is appropriately considered as one segment for the following reasons. The divisions that Versar has internally within the IMS business segment are organized based upon geographic office location to ensure the economic viability of maintaining those office locations. Versar, like most other companies with similar services, we operate in various locations throughout the United States based upon customer requirements, and, given the geographic diversity of our work, from an internal accounting perspective, it was easier to accommodate operating activities from a nearby office location. The offices work in concert with each other to execute the various project activities. The office managers in those locations report to the segment managers and that group of individuals use the divisional profit and loss statements to make decisions regarding staffing requirements, office capacity, etc. Divisional profit and loss statements are then consolidated into the reporting segment financials, which include balance sheets, profit and loss and cash flow statements. These are key documents that the CODM uses to make financial and operating decisions.

Notwithstanding the geographic divisions, the IMS business segment operates in a matrix environment because of the characteristics of the work performed and is managed on a project by project basis to a large extent. To operate in the matrix environment we have set up 42 technical service areas to meet our client's needs, such as pollution prevention, environmental remediation, vulnerability assessments, asbestos remediation, QA/ QC, construction management, to name a few. These technical service areas have a lead person responsible for the specific technical area. They draw upon the resources and capability of the company to meet the client's needs to ensure proper project execution, and to satisfy technical and quality control requirements. Project revenues and costs are allocated directly to the office performing the work that the personnel are assigned to, no matter what project they are working on. Project revenues are allocated in this fashion primarily because of our federal government cost accounting standards requirements and overhead pool allocations. The company has a Project Control group that monitors the project performance on a monthly basis and reports to the CODM on an exception basis any problems or issues that need to be addressed. The CODM reviews the overall project financial performance on a quarterly basis to assess the performance of the company and further assess the allocation of resources at this level not at the office location level.

Furthermore, the IMS business segment divisions (offices) are aggregated together because they share similar economic characteristics and the nature of their products and services are very similar as described above. They share similar classes and actual customers across the divisions (SFAS 131, paragraph 17 (c)). The divisions also operate under the same regulatory environment from the federal government as a majority of the business is generated from the federal and state and local governments (SFAS 131, paragraph 17 (e)). Below is a summary listing of our major contract vehicles that are shared across these divisions. These contract vehicles have a clearly defined scope of work (SFAS 131, paragraph 17 (a)).
In addition, the contracts clearly specify the specific deliverables;
work products and reporting which are uniform among the contract tasks and are managed at the program level, not the division level. The project tasks are primarily assigned to offices based upon proximity to the location of the work (SFAS 131, paragraph 17 (d)). SFAS 131, paragraph
17 (b) would not apply as Versar does not manufacture products.


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Contract Vehicle	    Aggregate Dollar Amount	  # of Delivery Orders
----------------      -----------------------     --------------------
Air Force AFCEE 4P	$ 53.2 million				 69
Air Force WERC		$ 35.7 million				 21
GSA				$ 38.7 million			      212
Norfolk COE			$  9.0 million				 81
Air Force ENRAC		$ 24.8 million				 30
AFIOH	      		$  2.4 million				 14
DESC				$  6.1 million				 17


The above projects are priced at the overall program level and are tasked to the office location using the overall program pricing, thus project tasks have similar operating margins across the entire contract vehicle and various office locations. These projects are priced at pretax profit that range between 6% to 10% depending on the contract type and task order risk for the particular task that is given to the company.
Cost plus fixed fee projects tend to be in the 6% to 7% range, whereas fixed price contracts tend to be in the 8% to 10% range.

Therefore, in accordance with SFAS 131, paragraph 17, Versar believes that we have properly aggregated the divisions within the IMS business segment and since the National Security business segment is a separate wholly-owned subsidiary that it is also properly accounted for as a business segment.

We hope the above information adequately addresses your concerns.
If you need any additional information or clarifications, please do not hesitate to contact me directly at (703) 642-6907 or via email: lsinnott@versar.com.
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					Sincerely,

                              /S/ Lawrence W. Sinnott

					Lawrence W. Sinnott, MBA, CPA
					Executive Vice President, Chief Operating
					Officer, Chief Financial Officer and
					Treasurer, Versar, Inc.
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